Contact

www.linkedin.com/in/
adrianacatalina (LinkedIn)
www.adrianacatalina.com
(Portfolio)

Top Skills

Product Strategy

Java

Product Design

Languages

Spanish (Native or Bilingual)

German (Limited Working)

English (Native or Bilingual)

French (Limited Working)

Certifications

Applied Data Science Program

Adriana Catalina Vázquez Ortiz

Co-Founder and Co-CEO at Lilu || MIT | UPenn | HAX Alumna || NSF and Tory Burch Fellow

New York, New York, United States

Summary

With over 10 years of work experience in product design, programming, and women's health, I am passionate about creating innovative solutions that empower new moms. As the co-founder and CEO of Lilu, a Women's Health company, I lead a diverse and talented team that is building tech-enabled devices that enhance the breastfeeding experience. Our first product, the Lilu Massage Bra, is an FDA Class I device that uses patented pneumatic massage technology to mimic "Hands-on-Pumping" breast compression techniques. Our mission is to support moms throughout their breastfeeding journey, and to make pumping more comfortable, efficient, and convenient.

My background in mathematics, computer science, and integrated product design has enabled me to develop a holistic approach to product development, from ideation to execution. I have extensive experience in rapid prototyping, programming, user experience, and data science, and I am always eager to learn new skills and technologies. I am also a proud alumna of MIT and UPenn, and a recipient of multiple awards, grants, and certifications from prestigious organizations and institutions. At Lilu, I leverage my skills and expertise to oversee the product vision, strategy, and roadmap, and to collaborate with our partners, investors, and customers.

^^ all of the above courtesy of LinkedIn AI

You can see some of my work prior to Lilu at adrianacatalina.com

Experience

Lilu, Inc

Co-founder and CEO

May 2016 - Present (7 years 7 months)

Greater New York City Area

Lilu is a Women’s Health company building tech-enabled devices to empower new moms. Their first product, the Lilu Massage Bra, is an FDA Class I device that mimics “Hands-on-Pumping” breast compression techniques. It works in combination with most standard breast pumps, and uses Lilu’s patented pneumatic massage technology to gently and efficiently massage your breasts while pumping. For many moms, this massage can help increase milk output and alleviate associated pain.

Awards, backers and investors include:
- AlphaLabGear Hardware cup
- YC Fellowship
- NSF SBIR
- HAX / SOSV
- Lair East Labs
- AdAstra Ventures
- Crescent Ridge Partners
- She1k
- Fermata
-Lattitude Ventures

MIT Delta V (NYC Startup Studio)
Board Member, Advisor
June 2018 - Present (5 years 6 months)
New York, New York, United States

Board member and advisor to startups participating in the MIT Delta V program.
Provide strategic guidance, mentorship, startup building experience and capital allocation.

Farmivore
Product and UX Design Intern
June 2015 - August 2015 (3 months)

Morgan Stanley
Technology Associate
August 2011 - June 2014 (2 years 11 months)

Developed back-end of a Liquidity Risk Analytics tool to model the Firm’s Contingency Funding Plan

Morgan Stanley

Technology Summer Analyst
June 2010 - August 2010 (3 months)

Devised features for a Risk and PNL reporting workstation to enable traders to visualize filters applied on diverse data models

BMW
Software Engineering Researcher
June 2009 - August 2009 (3 months)

Conducted research on algorithms for the integration of online services into the infotainment system of next generation 7-series
Formulated a model and developed a framework to develop a real-time scheduler for online in-car applications

MIT
Summer teacher - Introduction to EECS
June 2008 - August 2008 (3 months)

Pioneered Highlights for High School program in Germany. Launched the DB-MIT Summer School for exceptional German High school students in cooperation with Deutsche Bahn

Education

Stanford University Graduate School of Business
LBAN Business Scaling Program, Executive Education, Business Administration and Management, General · (September 2022 - December 2022)

University of Pennsylvania
Master's degree, Integrated Product Design · (2014 - 2016)

Massachusetts Institute of Technology
Bachelor of Science (B.S.), Mathematics and Computer Science · (2007 - 2011)

Greengates School Mexico
International Baccalaureate · (1993 - 2007)